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                            May 30, 2023

       John Wasson
       Chief Executive Officer
       ICF International, Inc.
       1902 Reston Metro Plaza
       Reston, VA 20190

                                                        Re: ICF International,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated May
12, 2023
                                                            File No. 1-33045

       Dear John Wasson:

               We have reviewed your May 12, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 1, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures
       Service Revenues, page 45

   1. We note your response to comment 2. Your deduction of subcontractor and other direct costs as if you were
acting as an agent in these transactions, appears to result in an individually tailored
recognition method. Please revise your presentation to omit this adjustment or tell us
why you believe it is appropriate. Refer to Question 100.04 of
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
 John Wasson
ICF International, Inc.
May 30, 2023
Page 2

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJohn Wasson                            Sincerely,
Comapany NameICF International, Inc.
                                                         Division of
Corporation Finance
May 30, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName